2002 Annual Report


Delcath
SYSTEMS INC

The Future of Targeted Drug Delivery

Our Mission

To become the leading provider of systems for organ specific and regional delivery of drugs — initially FDA-approved — anticancer agents.

Overview of the Delcath System

- Organ or regional specific drug delivery
- Outpatient procedure, minimally invasive
- Permits higher drug doses
- Filtration minimizes systemic toxicity
- Repeatable procedure increases utility of FDA-approved drugs
- Safety, efficacy demonstrated for certain cancers in the liver
- Systems protected by multiple patents


Company founded by a team of physicians.
1988
Delcath receives initial financing.
1990

Board of Directors
Standing left to right:
Victor Nevins,
Mark A. Corigliano,
Daniel L. Isdaner,
Samuel Herschkowitz, M.D.
—Chairman & Chief Technical Officer
Seated:
M.S. Koly—President, Chief Executive Officer & Treasurer

To Our Shareholders

I am very happy and proud to report to you, our shareholders, information about the continued successes and developments of Delcath Systems, Inc. We continue to move forward in our attempt to be the premier company for the development of a device and system, which we refer to as "the future of targeted drug delivery."

Those of you familiar with the Delcath system will recall that it is designed for organ or region specific delivery of therapeutic compounds. Our first approved use is expected to be for cancerous melanoma that has metastasized or spread to the liver. In this application, our technology delivers high dose chemotherapy through the hepatic artery directly into the liver, then utilizes special thin-wall catheters and filters to collect and clean the blood, reducing toxicity to the rest of the body. This enables us to perfuse the liver with doses of anti-cancer agents far greater than would be possible via conventional treatment methods. A cancer surgeon oversees the procedure, an interventional radiologist inserts the catheters, the attending oncologist determines the dosing, and an anesthesiologist administers local pain control. Each procedure requires a team of highly skilled individuals – a much more elaborate requirement than is needed for clinical trials involving administration of a pill or an IV drug. The assemblage of such teams and the FDA's substantial requirements have contributed to the length of time required to begin our Phase III trial.

During 2002, our accomplishments and milestones were measured in our continued success with our Phase I trial at the National Institutes of Health/National Cancer Institute (NIH, NCI). In addition, we obtained the appropriate regulatory approvals to prepare a 2003 launch of our Phase III trial, to be conducted at the Sydney Melanoma Unit, Royal Prince Alfred Hospital in Sydney, Australia. What we are most proud of is our affiliations with, arguably, the most prestigious cancer research organization in the United States and one of the top melanoma research entities in the entire world.

Our Phase I trial at the NCI has been a most positive development for Delcath. This dose escalating trial is being conducted by Principal Investigator, H. Richard Alexander, M.D., Head of the Surgical Metabolism Section at the Surgery Branch. The preliminary findings have been encouraging and during 2003, a Phase II trial will begin at the NCI. The Phase II trial will measure the effectiveness of our system in treating specific cancers, such as melanoma and colon cancers that have metastasized to the liver.

Our pivotal Phase III trial at the Sydney Melanoma Unit will be under the guidance of Principal Investigator, Professor John Thompson, M.D. Dr. Thompson is a Professor of Surgery at the University of Sydney and the Director of the Sydney Melanoma Unit. This study is being conducted to determine the effectiveness of our system in treating individuals with cancerous melanoma resulting in metastatic liver cancer. It should also be noted that the FDA has approved a study requiring only 61 individuals who will have received our treatment, vs. 61 patients in a control group who will receive traditional chemotherapeutic therapy.

While our current FDA approvals involve treatment of liver cancer, we possess a platform technology that can potentially treat other organs and body regions. Due to these alternate and additional therapeutic modalities, we currently have 9 patents both in the United States and abroad, to strategically position our company as these opportunities develop.

On behalf of the Board of Directors, I would like to extend my thanks for your support. We believe the company is well positioned to move forward and finish our clinical trials, as we prepare to enter the healthcare marketplace. We appreciate your continuing support and we look forward to reporting our progress to you in the coming periods.

M. S. Koly
President and Chief Executive Officer


Company commences Phase I
and Phase II clinical trials.


Delcath receives first
U.S. patent.

1990

1991

National Institutes of Health and the National Cancer Institute

The National Institutes of Health (NIH) is referred to as the "steward of medical and behavioral research for the Nation." Its mission is the pursuit of the knowledge, nature and behavior of living systems and how one can use that knowledge to decrease the hardships associated with disease and illness. The NIH provides a setting for innovative research and attempts to show how the findings of that research can protect and improve the health of the Nation. The NIH mission also states that research and the expansion of knowledge in medicine and the associated sciences, "enhances the Nation's economic well-being and ensures a continued high return on the public investment in research." The National Cancer Institute (NCI) is a component of the NIH, and was established under the National Cancer Act of 1937. The NCI is the Federal Government's principal agency for cancer research and training.

Delcath Systems has been fortunate to be the sponsor of a Phase I program at the NCI under the guidance of Principal Investigator, H. Richard Alexander, M.D. Dr. Alexander is the Head of the Surgical Metabolism Section of the Surgery Branch of the NCI and is a Diplomate with the American Board of Surgery. The preliminary results to the company have been both encouraging and promising. The trial has studied the effect of the Delcath system with the chemotherapeutic agent melphalan in treating cancers that have metastasized to the liver. This trial is considered a dose escalating trial, in which Dr. Alexander has attempted to identify the total amount of a






NATIONA
CANCER
INSTITUT

cancer drug (melphalan) a patient with metastatic liver cancer can safely receive. Due to the effectiveness of our filters in extracting the drug during the procedure, Dr. Alexander was able to safely target a large amount of this chemotherapeutic agent directly into the patient's cancerous liver. At the same time, he was able to protect the patient from the adverse effects of systemic toxicity. Dr. Alexander is scheduled to present the positive results of this trial to his peers in June at the 2003 annual meeting of the American Society of Clinical Oncologists. Dr. Alexander and his team at the NCI are preparing to initiate a Phase II trial that Delcath is honored to sponsor. The Phase II trial will also use melphalan, but this trial will study the effect of the Delcath system in treating specific cancers that have metastasized to the liver, including colon cancer, as well as melanoma.



Company receives Canadian and European patents
1995

Delcath receives Japanese patent
1998

Company receives FDA approval for conducting Phase III clinical trials
1999

SYDNEY MELANOMA UNIT

During 2003, Delcath Systems will embark on a pivotal Phase III trial at the Sydney Melanoma Unit in Sydney, Australia. The Phase III trial will study the effectiveness of the Delcath system with doxorubicin, an FDA approved chemotherapeutic agent, in treating melanoma that has metastasized to the liver. The trial has received the approval of the Hospital's Ethics Committee, which is equivalent to Institutional Review Board approval in the United States. In addition, the study has received the approval of the Therapeutics Goods Administration (our equivalent FDA). The Principal Investigator of the trial is John Thompson, MD, Director of the Sydney Melanoma Unit and professor of surgery (melanoma and surgical oncology) at the University of Sydney. He is a world leader in the development of perfusion and infusion therapies for recurrent melanoma. Dr. Thompson was a key member


THE MELANOMA FOUNDATION




83 MM






3

of the 2002 American Joint Committee on Cancer Melanoma Staging Task Force that analyzed data and developed new staging systems for cutaneous melanoma based on analysis of 30,000 patients from melanoma treatment centers worldwide, more than one half of whom were from the Sydney Melanoma Unit.

The Sydney Melanoma Unit is the clinical unit of the Department of Surgery of the University of Sydney. It was formed in 1968 and it is based at the Royal Prince Alfred Hospital. The Unit's participation is important because it is the largest treatment center for malignant melanoma in the world and conducts a wide range of basic and clinical research relating to melanoma. The Unit has a worldwide reputation for the quality of its patient care, research and treatment programs.

Delcath completes Initial Public Offering of Common Stock.

Company commences Phase I clinical trial study with melphalan at the National Cancer Institute.

Company will commence Phase III clinical trial study with doxorubicin at the Sydney Melanoma Unit.

2000 2001 2003

PLAN OF OPERATION

DELCATH SYSTEMS, INC. (A DEVELOPMENT STAGE COMPANY)

Since our founding in 1988 by a team of physicians, we have been a development stage company engaged primarily in developing and testing the Delcath system for the treatment of liver cancer. Our Phase I and subsequent Phase II clinical trials began in 1990 and culminated with approval from the FDA in 1999 to proceed with a pivotal Phase III trial. Our trials were conducted at many prestigious institutions such as, Yale New Haven Hospital and M.D. Anderson Cancer Center. A substantial portion of our historical expenses have been for the development of our medical device and the clinical trials of our product, and the pursuit of patents worldwide, which now total nine. We expect to continue to incur significant losses from costs for product development, clinical studies, securing patents, regulatory activities, manufacturing and establishment of a sales and marketing organization without any significant revenues. A detailed description of the cash used to fund historical operations is in the financial statements and the notes thereto. Without an FDA-approved product and commercial sales, we will continue to be dependent upon existing cash and the sale of equity or debt to fund future activities over at least the next three years. While the amount of future net losses and time required to reach profitability are uncertain, our ability to generate significant revenue and become profitable will depend on our success in commercializing our device.



During 2001, Delcath initiated the clinical trial of the system for isolated liver perfusion using the chemotherapeutic agent, melphalan. The Phase I trial at the National Cancer Institute marked an expansion in the potential labeled usage beyond doxorubicin, the chemotherapeutic agent used in our initial clinical trials. Enrollment of new patients in the Phase I trial continued throughout 2002.

NCI is currently preparing a clinical trial protocol for a Phase II trial of melphalan, based on the data collected in the Phase I study. Enrollment in this Phase II study is expected to begin during 2003. The Principal Investigator at the NCI has informed the Company that he plans to publish and/or present his findings in appropriate medical forums once treatment within Phase I of the trial is completed.

We also announced that the Ethics Committee of the Sydney Melanoma Unit of the University of Sydney Sydney Cancer Centre has given us approval to proceed with a Phase III study of the Delcath drug delivery system for inoperable cancer in the liver. Other potential sites are not as far along as Sydney in their preparations to participate in this clinical trial.

Over the next 12 months, we expect to continue to incur substantial expenses related to the research and development of our technology, including Phase III clinical trials using doxorubicin with the Delcath system and Phase I and II clinical trials using melphalan with the Delcath system. Additional funds, when available, will be committed to pre-clinical and clinical trials for the use of other chemotherapy agents with the Delcath system for the treatment of liver cancer, and the development of additional products and components. We will also continue efforts to qualify additional sources of the key components of our device, in an effort to further reduce manufacturing costs and minimize dependency on a single source of supply.

Liquidity and Capital Resources

Our management continued to speak to potential investors and investment analysts at a series of meetings in several major U. S. cities and in Europe. On April 3, 2002 we raised $267,500 upon completion of a private placement of 243,181 shares of common stock with an investment group.

Without raising any additional funds, we currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. The Company is not projecting any capital expenditures that will significantly affect the

Company's liquidity during the next 12 months. Our future liquidity and capital requirements will depend on numerous factors, including the progress of our research and product development programs, including clinical studies; the timing and costs of making various United States and foreign regulatory filings, obtaining approvals and complying with regulations; the timing and effectiveness of product commercialization activities, including marketing arrangements overseas; the timing and costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; and the effect of competing technological and market developments.

Future Capital Needs; Additional Future Funding

The Company's future results are subject to substantial risks and uncertainties. The Company has operated at a loss for its entire history and there can be no assurance of it ever achieving consistent profitability. The Company had working capital at December 31, 2002 of $1,360,469. The Company will require additional working capital in the future and there can be no assurance that such working capital will be available on acceptable terms, if at all. In addition, the Company will need additional capital in the future to fully implement its business strategy as set forth herein.

In December 2002, we filed a registration statement with the Securities and Exchange Commission for an underwritten public offering of securities in the form of units. Each unit will consist of shares of common stock and warrants to purchase shares of common stock. We plan to use the net proceeds to fund a Phase III clinical trial using doxorubicin and the Phase II clinical trial at the NCI using melphalan. We also anticipate using a portion of the net proceeds to hire an additional employee to serve as Director of Research and Development.

Forward Looking Statements

Certain statements in this report, including statements of our and management's expectations, intentions, plans, objectives and beliefs, including those contained in or implied by "Management's Discussion and Analysis or Plan of Operation," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, that are subject to certain events, risks and uncertainties that may be outside our control. These forward-looking statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. They include statements of our future plans and objectives for our future operations and statements of future economic performance, information regarding our expansion and possible results from expansion, our expected growth, our capital budget and future capital requirements, the availability of funds and our ability to meet future capital needs, the realization of our deferred tax assets, and the assumptions described in this report underlying such forward-looking statements. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors, including without limitation, those described in the context of such forward-looking statements, our expansion and acquisition strategy, our ability to achieve operating efficiencies, industry pricing and technology trends, evolving industry standards, domestic and international regulatory matters, general economic and business conditions, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, the political and economic climate in which we conduct operations and other risk factors described from time to time in our other documents and reports filed with the Securities and Exchange Commission (the "Commission"). We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. We advise you to review any additional disclosures we make in our Form 10-QSB, Form 8-K and Form 10-KSB reports filed with the Commission.

Application of Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain accounting policies have a significant impact on amounts reported in the financial statements. A summary of those significant accounting policies can be found in Note 1 to the Company's financial statements included herein. The Company has not adopted any significant new accounting policies during the twelve months ended December 31, 2002, but has reclassified its Statements of Operations to reflect cost and expense accounts on a functional basis for 2002.


5

BALANCE SHEET

DELCATH SYSTEMS, INC. (A DEVELOPMENT STAGE COMPANY)

	December 31, 2002
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 1,063,650
Certificate of deposit	370,000
Interest receivable	5,406
Prepaid insurance	96,583
Total current assets	$ 1,535,639
Furniture and fixtures, net	13,750
Deferred costs in connection with a proposed financing transaction	238,571
Due from affiliate	24,000
Total assets	$ 1,811,960
LIABILITIES AND STOCKHOLDERS EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 175,170
Total current liabilities	175,170
Stockholders' equity:	
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $.01 par value; 15,000,000 shares authorized; 4,146,997 shares issued and 4,118,897 outstanding	41,189
Additional paid-in capital	19,049,406
Deficit accumulated during development stage	(17,453,805)
Total stockholders' equity	1,636,790
Total liabilities and stockholders' equity	$ 1,811,960



STATEMENTS OF OPERATIONS

DELCATH SYSTEMS, INC. (A DEVELOPMENT STAGE COMPANY)

	Year ended December 31,		Cumulative from inception (August 5, 1988) to December 31, 2002
	2002	2001	
Costs and Expenses:			
General and administrative expenses	$ 723,763	$ 953,652	$ 5,303,309
Research and development costs	1,173,275	1,115,004	11,410,881
Total costs and expenses	1,897,038	2,068,656	16,714,190
Operating loss	(1,897,038)	(2,068,656)	(16,714,190)
Other Income (Expense):			
Interest income	89,992	208,220	930,463
Interest expense	—	(15,571)	(171,473)
Net loss	$ (1,807,046)	$ (1,876,007)	$ (15,955,200)
Common Share Data:			
Basic and diluted loss per share	$ (0.44)	$ (0.48)	
Weighted average number of basic and diluted common shares outstanding	4,085,049	3,903,816	

See accompanying notes to financial statements.

Statements of Cash Flows

Delcath Systems, Inc. (A Development Stage Company)

	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative from inception (August 5, 1988) to December 31, 2002
Cash Flows from Operating Activities:			
Net loss	$(1,807,046)	$ (1,876,007)	$ (15,955,200)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock option compensation expense	—	—	2,520,170
Stock and warrant compensation expense issued for consulting services	—	198,000	236,286
Depreciation expense	6,410	5,014	21,174
Amortization of organization costs	—	—	42,165
Changes in assets and liabilities:			
(Increase) decrease in prepaid expenses	(26,916)	(501)	(96,583)
Decrease (increase) in interest receivable	47,882	(20,920)	(5,406)
Due from affiliate	—	—	(24,000)
(Decrease) increase in accounts payable and accrued expenses	(910)	(622,835)	175,170
Net cash used in operating activities	(1,780,580)	(2,317,249)	(13,086,224)
Cash Flows from Investing Activities:			
Purchase of furniture and fixtures	(6,664)	(13,260)	(34,924)
Purchase of short-term investments	(370,000)	(1,500,000)	(2,900,000)
Proceeds from maturities of short-term investments	1,500,000	—	2,530,000
Organization costs	—	—	(42,165)
Net cash provided by (used in) investing activities	1,123,336	(1,513,260)	(447,089)
Cash Flows from Financing Activities:			
Deferred costs in connection with a proposed financing transaction	(238,571)	—	(238,571)
Net proceeds from sale of stock and exercise of stock options and warrants	267,500	—	13,681,208
Repurchases of outstanding common stock	(51,103)	—	(51,103)
Dividends paid	—	—	(499,535)
(Repayments of) proceeds from short-term borrowings	—	(230,000)	1,704,964
Net cash (used in) provided by financing activities	(22,174)	(230,000)	14,596,963
(Decrease) increase in cash and cash equivalents	(679,418)	(4,060,509)	1,063,650
Cash and cash equivalents at beginning of period	1,743,068	5,803,577	—
Cash and cash equivalents at end of period	$ 1,063,650	$ 1,743,068	$ 1,063,650
Cash paid for interest	$ —	$ 36,141	$ 171,473
Supplemental Non-Cash Activities:			
Conversion of debt to common stock	$ —	$ —	$ 1,704,964
Common stock issued for preferred stock dividends	$ —	$ —	$ 999,070
Conversion of preferred stock to common stock	$ —	$ —	$ 24,167
Common stock issued as compensation for stock sale	$ —	$ —	$ 510,000



See accompanying notes to financial statements.

Statements of Stockholders' Equity

Delcath Systems, Inc. (A Development Stage Company)

Years ended December 31, 2002 and 2001 and

	Common stock $.01 par value					
	Issued		In treasury		Outstanding	
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Shares issued in connection with the formation of the Company as of August 22, 1988	621,089	$ 6,211	—	$ —	621,089	$ 6,211
Sale of preferred stock, August 22, 1988	—	—	—	—	—	—
Shares returned as of March 8, 1990	—	—	(414,059)	(4,141)	(414,059)	(4,141)
Sale of stock, October 2, 1990	—	—	17,252	173	17,252	173
Sale of stock, January 23, 1991	—	—	46,522	465	46,522	465
Sale of stock, August 30, 1991	—	—	1,353	14	1,353	14
Sale of stock, December 31, 1992	—	—	103,515	1,035	103,515	1,035
Sale of stock, July 15, 1994	—	—	103,239	1,032	103,239	1,032
Sale of stock, December 19, 1996	—	—	39,512	395	39,512	395
Shares issued in connection with conversion of short-term borrowings as of December 22, 1996	58,491	585	98,388	984	156,879	1,569
Sale of stock, December 31, 1997	53,483	535	—	—	53,483	535
Exercise of stock options	13,802	138	3,450	35	17,252	173
Shares issued as compensation	2,345	23	828	8	3,173	31
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Shares issued in connection with exercise of warrants	21,568	216	—	—	21,568	216
Sale of stock, January 16, 1998	34,505	345	—	—	34,505	345
Sale of stock, September 24, 1998	3,450	35	—	—	3,450	35
Shares returned, April 17, 1998	(3,450)	(35)	—	—	(3,450)	(35)
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Exercise of stock options	8,626	86	—	—	8,626	86
Sale of stock, June 30, 1999	46,987	470	—	—	46,987	470
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Shares issued in connection with exercise of warrants	2,300	23	—	—	2,300	23
Sale of stock, April 14, 2000	230,873	2,309	—	—	230,873	2,309
Dividends paid on preferred stock	690,910	6,909	—	—	690,910	6,909
Conversion of preferred stock	833,873	8,339	—	—	833,873	8,339
Sale of stock, October 19, 2000	1,200,000	12,000	—	—	1,200,000	12,000
Shares issued as compensation for stock sale	85,000	850	—	—	85,000	850
Stock options issued as compensation	—	—	—	—	—	—
Deficit accumulated from inception to December 31, 2000	—	—	—	—	—	—
Balance at December 31, 2000	3,903,852	39,039	—	—	3,903,852	39,039
Sum of fractional common shares cancelled after year 2000 stock splits	(36)	(1)	—	—	(36)	(1)
Stock warrants issued as compensation	—	—	—	—	—	—
Net loss for year ended December 31, 2001	—	—	—	—	—	—
Balance at December 31, 2001	3,903,816	$39,038	—	$ —	3,903,816	$39,038
Sale of stock on April 3, 2002	243,181	2,432	—	—	243,181	2,432
Repurchases of stock, November and December 2002			(28,100)	(281)	(28,100)	(281)
Net loss for year ended December 31, 2002	—	—	—	—	—	—
Balance at December 31, 2002	4,146,997	$41,470	(28,100)	$ (281)	4,118,897	$41,189

See accompanying notes to financial statements.

cumulative from inception (August 5, 1988) to December 31, 2002

Preferred Stock $.01 par value		Class A Preferred stock $.01 par value		Class B Preferred stock $.01 par value				
No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Deficit accumulated during development stage	Total
—	$—	—	$ —	—	$ —	$ (5,211)	$ —	$ 1,000
—	—	2,000,000	20,000	—	—	480,000	—	500,000
—	—	—	—	—	—	4,141	—	—
—	—	—	—	—	—	24,827	—	25,000
—	—	—	—	416,675	4,167	1,401,690	—	1,406,322
—	—	—	—	—	—	9,987	—	10,001
—	—	—	—	—	—	1,013,969	—	1,015,004
—	—	—	—	—	—	1,120,968	—	1,122,000
—	—	—	—	—	—	999,605	—	1,000,000
—	—	—	—	—	—	1,703,395	—	1,704,964
—	—	—	—	—	—	774,465	—	775,000
—	—	—	—	—	—	30,827	—	31,000
—	—	—	—	—	—	34,454	—	34,485
—	—	—	—	—	—	2,496,347	—	2,496,347
—	—	—	—	—	—	(279,220)	—	(279,220)
—	—	—	—	—	—	234,182	—	234,398
—	—	—	—	—	—	499,655	—	500,000
—	—	—	—	—	—	56,965	—	57,000
—	—	—	—	—	—	(4,965)	—	(5,000)
—	—	—	—	—	—	1,166,418	—	1,166,418
—	—	—	—	—	—	(407,189)	—	(407,189)
—	—	—	—	—	—	67,414	—	67,500
—	—	—	—	—	—	775,722	—	776,192
—	—	—	—	—	—	98,186	—	98,186
—	—	—	—	—	—	(554,371)	—	(554,371)
—	—	—	—	—	—	24,975	—	24,998
—	—	—	—	—	—	499,516	—	501,825
—	—	—	—	—	—	992,161	(1,498,605)	(499,535)
—	—	(2,000,000)	(20,000)	(416,675)	(4,167)	15,828	—	—
—	—	—	—	—	—	5,359,468	—	5,371,468
—	—	—	—	—	—	(850)	—	—
—	—	—	—	—	—	3,800	—	3,800
—	—	—	—	—	—	—	(12,272,147)	(12,272,147)
—	—	—	—	—	—	18,637,159	(13,770,752)	4,905,446
—	—	—	—	—	—	1	—	—
—	—	—	—	—	—	198,000	—	198,000
—	—	—	—	—	—	—	(1,876,007)	(1,876,007)
—	$—	—	$ —	—	$ —	$ 18,835,160	$ (15,646,759)	$ 3,227,439
—	—	—	—	—	—	265,068	—	267,500
—	—	—	—	—	—	(50,822)	—	(51,103)
—	—	—	—	—	—	—	(1,807,046)	(1,807,046)
—	$—	—	$ —	—	$ —	$ 19,049,406	$ (17,453,805)	$ 1,636,790

(1) Description of Business and Summary of Significant Accounting Policies

(A) Description of Business

Delcath Systems, Inc. (the "Company") is a development stage company which was founded in 1988 for the purpose of developing and marketing a proprietary drug delivery system capable of introducing and removing high dose chemotherapy agents to a diseased organ system while greatly inhibiting their entry into the general circulation system. It is hoped that the procedure will result in a meaningful treatment for cancer. In November 1989, the Company was granted an IDE (Investigational Device Exemption) and an IND status (Investigational New Drug) for its product by the FDA (Food and Drug Administration). The Company is seeking to complete clinical trials in order to obtain separate FDA pre-marketing approvals for the use of its delivery system using doxorubicin and melphalan, chemotherapeutic agents, to treat malignant melanoma that has spread to the liver.

(B) Basis of Financial Statement Presentation

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that impact the amounts reported in those statements. Such assumptions and estimates are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ from these estimates.

(C) Furniture and Fixtures

Furniture and fixtures are recorded at cost and are being depreciated on a straight line basis over the estimated useful lives of the assets of five years. Accumulated depreciation amounted to $21,074 at December 31, 2002.

(D) Income Taxes

The Company accounts for income taxes following the asset and liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company's income tax returns are prepared on the cash basis of accounting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that the asset is expected to be recovered or the liability settled.

(E) Stock Option Plan

The Company has historically accounted for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current fair market value of the underlying stock exceeds the exercise price. Fair market values of the Company's Common Stock at the dates options were granted, prior to the Company's stock becoming publicly traded, were based on third party sales of stock at or around the dates options were granted, or in the absence of such transactions, based on a determination by the board of directors based on current available information. Such cost is then recognized over the period the recipient is required to perform services to earn such compensation. If a stock option does not become vested because an employee fails to fulfill an obligation, the estimate of compensation expense recorded in previous periods is adjusted by decreasing compensation expense in the period of forfeiture.

In 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates consistent with the methodology of SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 2002 and 2001 would have been increased to the pro forma amounts indicated as follows:

	2002	2001
Net loss	$ (1,807,046)	$ (1,876,007)
Stock-based employee compensation expense included in net loss, net of related tax effects	0	0
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(44,769)	(133,263)
Pro forma net loss	$ (1,851,815)	$ (2,009,270)
Loss per share (basic and diluted):		
As reported	$ (0.44)	$ (0.48)
Pro forma	(0.45)	(0.51)

The per share weighted average fair value of stock options granted during 2002 and 2001 was $.28 and $.30, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants for 2002 and 2001, respectively: risk free interest rates of 2.84% and 3.6%-4.95% respectively, and volatility of 41% and 26.7% - 36.3%, respectively, while no dividend yield and expected lives of five years were assumed for both years.

(F) Loss Per Share

The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires presentation of both basic and diluted earnings per share (EPS) on the face of the Statements of Operations. Basic EPS excludes dilution, and is computed using the weighted average number of common shares outstanding during the period. The diluted EPS calculation assumes all dilutive stock options or contracts to issue Common Stock were exercised or converted into Common Stock at the beginning of the period.

For the years ended December 31, 2002 and 2001, the following potential common shares were excluded from the computation of diluted EPS because their effects would be antidilutive:

	2002	2001
Shares issuable upon exercise of options	1,145,684	902,936
Shares issuable upon exercise of warrants	1,516,985	1,626,938
Common stock purchase rights issuable only in the event that a non-affiliated person or group acquires 15% of the Company's then outstanding Common Stock	6,781,566	6,408,690
Totals	9,444,235	8,938,564

(G) Research and Development Costs

Research and development costs include the costs of materials, personnel, outside services and applicable indirect costs incurred in development of the Company's proprietary drug delivery system. All such costs are charged to expense when incurred.

(H) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers highly liquid debt instruments with maturities of three months or less at date of acquisition to be cash equivalents. At December 31, 2002 cash equivalents excluded a certificate of deposit in the amount of $370,000.

(I) Reclassifications

Reclassifications have been made to reflect cost and expense accounts on a functional basis for 2001 and prior, which is consistent with the Company's current presentation.

Operating costs and expenses were previously presented as follows:

	Year Ended December 31, 2001	Cumulative from inception (August 5, 1988) to December 31, 2001
Legal, consulting and accounting fees	$ 1,034,025	$ 6,025,255
Stock option compensation expense	—	2,520,170
Compensation and related expenses	557,087	3,304,703
Other operating expenses	477,544	2,967,024
Total costs and expenses	$ 2,068,656	$ 14,817,152

(J) Stock Splits

All share and per share amounts give retroactive effect to stock splits effected by the Company.

(2) STOCKHOLDERS' EQUITY



(A) Stock Issuances

BGH Medical Products, Inc. (name later changed to Delcath Systems, Inc.), a Delaware corporation (BGH–Delaware), was formed on August 5, 1988. As of August 22, 1988, BGH Medical Products, Inc., a Connecticut corporation (BGH–Conn.), was merged into BGH–Delaware, the surviving corporation. As of the merger date, the authorized capital stock of BGH–Conn. consisted of 5,000 shares of common stock, par value $.01 per share, of which 1,000 shares were issued and outstanding. Upon the merger, each BGH–Conn. Common Share outstanding was exchanged into 621.089 BGH–Delaware Common Shares. As a result of the conversion, BGH–Delaware issued 621,089 shares of Common Stock at $.01 par value. The aggregate amount of the par value of all Common Shares issued as a result of the exchange, $6,211, was credited as the Common Stock capital of BGH–Delaware, and the difference in respect to the capital account deficiency was charged to additional paid-in capital.

On August 22, 1988, BGH–Delaware then sold in a private placement 2,000,000 shares of Class A Preferred Stock, with a par value of $.01, to two affiliated venture capital funds for an aggregate amount of $500,000 in cash.

On March 8, 1990, 414,059 shares of Common Stock were returned to the Company by certain stockholders as treasury stock due to relevant technology milestones not being fully achieved within the specified time period, in accordance with provisions of a stockholders' agreement.

Effective May 7, 1990, the Company changed its name to Delcath Systems, Inc.

On October 2, 1990, the Company sold 17,252 shares of Common Treasury Stock, $.01 par value, for an aggregate amount of $25,000.

On January 23, 1991, the Company offered in a private placement shares of Common Stock and/or Class B Preferred Stock at $7.39 and $2.55 per share respectively for an aggregate maximum amount of $2,000,000. Under the terms of the private placement, 46,522 shares of Common Treasury Stock and 416,675 shares of Class B Preferred Stock were sold, yielding net proceeds to the Company of $1,406,322. The Common Stock and Class B Preferred Stock sold each has a par value of $.01, resulting in an increase in additional paid-in capital of $1,401,690 The two affiliated venture capital funds that owned the Class A Preferred Shares purchased 117,650 of the Class B Preferred Shares sold in the private placement.

On August 30, 1991, the Company sold an additional 1,353 shares of Common Treasury Stock at $7.39 per share, yielding proceeds to the Company of $10,001. The shares have a par value of $.01, resulting in an additional paid-in capital amount of $9,987.

In a December 1992 private placement, the Company sold 103,515 shares of Common Stock held in its treasury at $10.14 per share for a total placement of $1,050,000 ($1,015,004 after expenses). The shares issued have a par value of $.01, resulting in an additional paid-in capital amount of $1,048,965 ($1,013,969 after expenses). The two affiliated venture capital funds that owned the Class A Preferred Shares purchased 27,604 of the Common Treasury Shares sold.

Effective January 1, 1994, the Company issued 1,725 shares of Common Treasury Stock at $1.45 per share for a total price of $2,500 upon the exercise of stock options by an employee of the Company.

During the first quarter of 1994, the Company increased its authorized number of Common Shares from 5,000,000 to 15,000,000.On July 15, 1994, the Company sold through a private placement offering, units at a price of $51,000 per unit. Each unit consisted of 4,693 Common Shares and 469 Warrants, each of which entitled the holder to purchase one share of Common Stock for $10.87. In connection therewith, the Company sold twenty-two (22) units (103,239 Common Shares and 10,324 Warrants expiring August 30, 1997) for total proceeds of $1,122,000. The two affiliated venture capital funds that owned the Class A Preferred Shares purchased six (6) of the units sold. During August 1997, the holders of Warrants exercised 8,916 Warrants to purchase 8,916 Common Shares at $10.87 each for total proceeds of $96,900. The remaining Warrants expired unexercised.

Effective January 1, 1995, the Company issued 1,725 shares of Common Treasury Stock at $1.45 per share for a total price of $2,500 upon the exercise of stock options by an employee of the Company.

Effective January 1, 1996, the Company issued 828 shares of Common Stock, valued at $10.87 per share for a total of $9,000, as compensation for consulting services.

On December 19, 1996, the Company sold through a private transaction 39,512 shares of Common Stock for total proceeds of $1,000,000. In connection with the offering, the purchaser obtained sole distribution rights for the Company's products in Japan, Korea, China, Taiwan, and Hong Kong through December 31, 2004. No value was attributed to the distribution rights. In addition, under certain conditions, the purchaser will be required to buy certain products from the Company.

On April 26, 1996, the Company entered into short-term borrowing agreements with 26 investors under which it borrowed $1,704,964 bearing interest at 10.25% per annum. Under the terms of the agreements, on December 22, 1996, the short-term borrowings were converted into 156,879 shares of Common Stock, based on a conversion price of $10.87 per share, and 78,438 Warrants, expiring April 25, 1999, entitling the holders to purchase 78,438 additional shares of Common Stock at $10.87 per share. The two affiliated venture capital funds discussed above provided $250,000 of the short-term loan, converting that debt into approximately 23,003 shares of Common Stock and 11,502 Warrants. From April 26, 1996 through December 22, 1996, interest of $114,948 accrued on the borrowings. Such interest was paid in January 1997. During September 1997, the holders of Warrants exercised 1,150 Warrants to purchase 1,150 Common Shares at $10.87 each for total proceeds of $12,499. During December 1997, the two affiliated venture capital funds exercised their 11,502 Warrants to purchase 11,502 Common Shares at $10.87 each for total proceeds of $124,999. During April 1999, the holders of Warrants exercised 2,300 Warrants to purchase 2,300 Common Shares at $10.87 each for total proceeds of $24,998. The remaining Warrants expired unexercised.

In 1997, the Company issued 2,345 shares of Common Stock, valued at $10.87 per share based on a 1996 agreement, for a total cost of $25,485, as compensation for consulting services.

From September 1997 through December 31, 1997, the Company received $775,000 and issued 53,483 shares of Common Stock. During January 1998, the Company received an additional $500,000 and issued another 34,505 shares of Common Stock. In April 1998, under the terms of restricted stock sale agreements, the Company issued to the purchasers of the 87,988 shares of Common Stock 11,732 three-year Warrants entitling the holders to purchase 11,732 Common Shares at $10.87 per share. These Warrants expired unexercised in April 2001.

In December 1997, the holder of non-incentive stock options exercised 13,802 options to purchase 13,802 restricted Common Shares at $1.88 each for total proceeds of $26,000.

In April 1998, a venture capital firm exercised 8,626 non-incentive stock options to purchase 8,626 restricted Common Shares at $7.83 each for total proceeds of $67,500.

In April 1998, in connection with the settlement of a dispute with a former director, the Company cancelled 3,450 shares of Common Stock previously held by the former director in return for $1.45 per share, the price originally paid by the former director.

In September 1998, the Company sold 3,450 shares of restricted Common Stock to an individual for $16.52 per share, yielding proceeds to the Company of $57,000.

In June 1999, the Company sold 46,987 shares of Common Stock to individual investors for $16.52 per share and Warrants entitling the holders to purchase 5,218 Common Shares at $14.87 per share (which warrants expire April 30, 2002), yielding proceeds to the Company of $776,192.

In April 2000, the Company sold 230,873 Common Shares at $2.17 per share to existing stockholders in a rights offering yielding proceeds to the Company of $501,825.

The Company completed an initial public offering ("IPO") on October 19, 2000 of 1,200,000 units for $6.00 per unit, each unit consisting of one share of Common Stock and one redeemable Warrant to purchase one share of Common Stock at a price of $6.60 until October 18, 2005. In connection with the initial public offering, the Company received $7,200,000 before offering costs ($5,371,468 after expenses). The Company also issued to the underwriter Warrants to purchase 120,000 units for $6.60 per unit, each unit consisting of one Common Share and one redeemable Warrant to purchase one share of Common Stock at a price of $10.50 until October 18, 2005. The Company also issued 85,000 shares of Common Stock valued at $510,000 for legal services provided in connection with the offering.

Also, in connection with the initial public offering, the holders of the 2,000,000 outstanding shares of the Company's Class A Preferred Stock and the 416,675 outstanding shares of the Company's Class B Preferred Stock agreed to convert their shares into Common Stock prior to the closing of the offering. Upon the conversion of the Company's Class A Preferred Stock and the Company's Class B Preferred Stock into 833,873 shares of Common Stock, the holders of the Class A and Class B shares received an aggregate of $499,535 in cash and 690,910 shares of Common Stock valued at $999,070 in payment of declared dividends.

In December 2000, the Company issued 1,720 Common Stock options at an exercise price of $3.31, fair valued at $2.21 per option for a total of $3,800, and 1,720 Warrants to purchase Common Stock at an exercise price of $6.00, fair valued at $0 per Warrant, as compensation for consulting services. Both the options and Warrants expire December 1, 2005.

The Company issued the following common stock warrants in 2001 for consulting services:

(1) 150,000 fully vested warrants to purchase 150,000 units at $7.00 per unit, through January 4, 2005, each unit consisting of one fully-paid and non-assessable share of common stock, and one Common Stock Purchase Warrant entitling the holder to purchase one share of Common Stock for $6.60 per share. None of these warrants have been exercised as of December 31, 2002. Such warrants, valued at $175,000, were recognized as an expense in the first quarter of 2001.

(2) 150,000 warrants to purchase up to 150,000 shares of Common Stock, through April 30, 2005, for $6.60 per share. 25,000 of such warrants vested in 2001 and the remaining 125,000 warrants would have vested if the share price of the Company's Common Stock exceeded certain share price levels above the IPO price by May 2002. As of May 2002, none of the thresholds had been met, and the 125,000 remaining warrants did not vest and were forfeited. None of the 25,000 vested warrants had been exercised as of December 31, 2002. The 25,000 vested, non-contingent warrants have been valued at $23,000, and were recognized as an expense in the first quarter of 2001. The expenses, as noted in (1) and (2) above, recognized with these two warrant issues are non-cash expenses.


13

The values of the above warrants were $1.17 per warrant for warrants described in (1) above, and $ .90 per warrant for the 25,000 warrants that vested immediately described in (2) above, and were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions, respectively: risk free interest rates of 4.95% and 5.9%, volatility of 26.7% and 22.9%, expected lives of four years and four and one half years, with no dividend yield for either issue.

In 2001, the Company cancelled a total of 36 shares of Common Stock which represented the total of fractional shares resulting from stock splits during September and October 2000 in connection with the Company's initial public offering.

On October 30, 2001, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company (the "Rights Agreement") in connection with the implementation of the Company's stockholder rights plan (the "Rights Plan"). The purposes of the Rights Plan are to deter, and protect the Company's shareholders from, certain coercive and otherwise unfair takeover tactics and to enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders. To implement the Rights Plan, the Board of Directors declared a dividend of one Common Stock purchase right (a "Right") for each share of Common Stock of the Company, par value $0.01 per share (the "Common Stock") outstanding at the close of business on November 14, 2001 (the "Record Date") or issued by the Company on or after such date and prior to the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are defined in the Rights Agreement). The rights expire October 30, 2011. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $5.00 per share, subject to adjustment (the "Purchase Price") in the event that a person or group announces that it has acquired, or intends to acquire, 15% or more of the Company's outstanding Common Stock.

On April 3, 2002, the Company received $267,500 by completing a private placement of 243,181 shares of its Common Stock and warrants to purchase up to 20,265 shares of Common Stock at an exercise price of $1.32 per share that expire on April 3, 2005.

(B) Common Stock Repurchases

Pursuant to a stock repurchase plan approved in 2002 by the Company's Board of Directors, the Company repurchased 28,100 shares of Common Stock for $51,103 during 2002. The Company has been authorized by the board of directors to purchase up to seven percent of its outstanding Common Stock.

(C) Stock Option Plans

The Company established an Incentive Stock Option Plan, a Non-Incentive Stock Option Plan, the 2000 Stock Option Plan and the 2001 Stock Option Plan (collectively, the "Plans") under which stock options may be granted. Additionally, the Company has entered into separate contracts apart from the Plans under which options to purchase Common Stock have been granted. A stock option grant allows the holder of the option to purchase a share of the Company's Common Stock in the future at a stated price. The Plans are administered by the Compensation Committee of the Board of Directors which determines the individuals to whom the options shall be granted as well as the terms and conditions of each option grant, the option price and the duration of each option.

The Company's Incentive and Non-Incentive Stock Option Plans were approved and became effective on November 1, 1992. During 2000 and 2001, respectively, the 2000 and 2001 Stock Option Plans became effective. Options granted under the Plans vest as determined by the Company and expire over varying terms, but not more than five years from the date of grant. Stock option activity for the period January 1, 2001 through December 31, 2002 is as follows:

	The Plans		Other Option Grants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	689,684	$ 3.82	17,252	$ 2.90
Granted during 2001	280,000	.83	—	—
Expired during 2001	(84,000)	3.31	—	—
Outstanding at December 31, 2001	885,684	2.94	17,252	2.90
Granted during 2002	260,000	.71	—	—
Expired during 2002	—		(17,252)	2.90
Outstanding at December 31, 2002	1,145,684	$ 2.43	—	$ —

The following summarizes information about shares subject to option at December 31, 2002:

Options outstanding				Options exercisable	
Number outstanding	Range of exercise prices	Weighted average exercise price	Weighted average remaining life in years	Number exercisable	Weighted average exercise price
100,000	$ .60	$ .60	3.92	50,000	$ .60
260,000	.71	.71	4.25	—	.71
150,000	.85	.85	4.00	66,000	.85
30,000	1.53	1.53	3.67	7,500	1.53
172,525	2.90	2.90	2.00	172,525	2.90
164,020	3.31	3.31	2.95	164,020	3.31
269,139	4.93	4.93	1.00	269,139	4.93
1,145,684	$ .60 – $4.93	$ 2.43	2.88	729,184	$ 3.38

At December 31, 2001, options for 622,936 shares were exercisable at a weighted average exercise price of $3.89 per share.

(3) Income Taxes

As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $12,882,000 which may be available to offset future federal taxable income, if any, through 2022. The use of net operating loss carryforwards is subject to limitation in the event of a change in the Company's ownership, as defined by Federal income tax regulations. The net operating loss carryforwards resulted in a deferred tax asset of approximately $4,380,000 at December 31, 2002 ($3,777,000 at December 31, 2001). Management does not expect the Company to be taxable in the near future and established a 100% valuation allowance against the deferred tax asset created by the net operating loss carryforwards at December 31, 2002 and 2001. The valuation allowance increased $603,000 during the year ended December 31, 2002, and $568,000 during the year ended December 31, 2001.

(4) Due From Affiliate

The Company sublet office space from a corporation controlled by an officer of the Company (the "affiliate"), whose lease with the landlord expired August 1997. Thereafter, the Company's occupancy of the premises continued pursuant to an informal arrangement, under which the Company remitted monthly rental payments directly to the landlord. Rent expense incurred pursuant to this arrangement amounted to $87,376 for 2001. The informal arrangement was replaced as of January 1, 2002 with a lease agreement between the Company and the landlord (see Note 6). In connection with its occupancy, the Company paid the affiliate $24,000 which the affiliate then paid to the landlord as a deposit on the lease.

(5) Deferred Costs in Connection with a Proposed Financing Transaction

On December 5, 2002 the Company filed with the Securities and Exchange Commission a registration statement for the issuance of units, each unit to consist of common shares and warrants to purchase common shares. The Company has incurred $238,571 of costs associated with the transaction. These costs will be netted against the proceeds from the stock offering and charged to additional paid in capital, or charged to expense if the transaction is not consummated. As of December 31, 2002, $21,705 of these costs were accrued.

(6) Rents

On April 1, 2002, the Company executed an Amendment of Lease (the "Amendment") directly with the landlord. The Amendment is effective January 1, 2002 and expires December 22, 2003, and can be renewed by the Company for an additional three years. Rent expense under this lease for the year ended December 31, 2002 was $89,082. Future minimum rent under this lease is $91,055 for the year ending December 31, 2003.

(7) Subsequent Event

On January 31, 2003, the stockholders voted to approve an amendment to the Company's certificate of incorporation to increase the authorized number of shares of Common Stock, par value $0.01 per share, from 15 million to 35 million.



INDEPENDENT AUDITORS' REPORT

The Board of Directors
Delcath Systems, Inc.:

We have audited the accompanying balance sheet of Delcath Systems, Inc. (a development stage company) as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2002 and for the period from August 5, 1988 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Delcath Systems, Inc. (a development stage company) as of December 31, 2002, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002 and for the period from August 5, 1988 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, NY
February 6, 2003

Management, Board of Directors, Key Scientific & Technical Advisors

Management Team

M. S. Koly | *President, Chief Executive Officer & Treasurer*

Samuel Herschkowitz, M.D. | *Chairman & Chief Technical Officer*
Thomas S. Grogan, C.P.A. | *Chief Financial Officer*

Board of Directors

M. S. Koly

Samuel Herschkowitz, M.D.

Mark A. Corigliano | *Managing Director, Coast Cypress Associates*
Daniel L. Isdaner | *Owner & Director, Camp Mataponi, Inc.*
Victor Nevins | *CEO, Max Abramson Enterprises*
Former Trustee, Flushing Hospital & Medical Center

Key Scientific and Technical Advisors

Seymour H. Fein, M.D. | *President, Fein & Associates*
Regulatory & Medical Oncology

Morton G. Glickman, M.D. | *Professor Emeritus, Diagnostic Radiology and Surgery, Yale University School of Medicine*
Cardiovascular and Interventional Radiology (Founder)

Craig Hammes, J.D. | *Principal, Hammes Consulting, Inc.*
Regulatory

William N. Hait, M.D., Ph.D. | *Director, The Cancer Institute of New Jersey*
Medical Oncology and Pharmacology (Founder)

T. S. Ravikumar, M.D., F.A.C.S. | *Chairman, Department of Surgery, Montefiore Medical Center*
Surgical Oncology (Principal Investigator)

Harvey J. Ellis, C.C.P. | *Chief of Cardiac Perfusion, Bridgeport Hospital*
Perfusion Consultant

Durmus Koch | *President, Bipore, Inc.*
Manufacturing

James H. Muchmore, M.D. | *Assoc. Professor of Surgery, Tulane University School of Medicine*
Oncology and Perfusion Consultant

John Quiring, Ph.D. | *Principal, QST Consulting*
Biostatistician

Advisors

Patent Counsel | Steven E. Feldman, P.C.

Transfer Agent | American Stock Transfer & Trust, New York, NY

Investor Information

Shareholders, analysts and others interested in additional information may contact:

Redington, Inc.
49 Richmondville Ave. | Westport, CT 06880
(203) 222-7399

Annual Meeting

The Annual Meeting of shareholders will be held on Wednesday, June 4, 2003 at 11:00 AM at the Sheraton Stamford Hotel
2701 Summer Street | Stamford, CT 06905

Financial Information and Reports

A copy of the Company's 10-KSB report will be furnished to shareholders without charge upon written request to the Company. Your request should be mailed to:
Mr. Thomas S. Grogan | Chief Financial Officer
Delcath Systems, Inc.
1100 Summer St. | Stamford, CT 06905

Stock Prices

The Company's Common Stock traded on the Nasdaq National Market under the symbol "DCTHU" from October 19, 2000 until October 19, 2001. In accordance with the terms of our initial public offering, effective October 22, 2001, the Company's common shares and warrants were decoupled from the units issued October 19, 2000 and commenced separate trading. Our common shares trade on the NASDAQ Small Cap market under the symbol "DCTH." Our warrants trade under the symbol "DCTHW." The high and low sales prices of our Common Stock for the periods indicated were as follows:

	2002	
Common Stock Price Range	High	Low
Quarter ended March 31	$2.90	$0.94
Quarter ended June 30	1.90	0.68
Quarter ended September 30	1.11	0.63
Quarter ended December 31	2.66	0.31
	2001	
Quarter ended December 31 *Since October 19 only*	$1.795	$0.56
Unit Price Range	2001	
Quarter ended March 31	$5.69	$2.19
Quarter ended June 30	3.20	1.25
Quarter ended September 30	2.92	1.26
October 1 — October 19	1.35	1.00

Dividend Policy

We have never paid cash dividends on our Common Stock and anticipate that we will continue to retain our earnings, if any, to finance the growth of our business.

As of February 28, 2003, there were approximately 81 stockholders of record of our Common Stock and approximately 686 additional beneficial owners of our Common Stock.


Delcath
SYSTEMS, INC.
Delcath Systems, Inc
1100 Summer Street
Stamford, CT 06905
203-323-8668
www.delcath.com